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American Israeli Shared Values Fund

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The mutual fund that invests in Israel

www.SharedValuesFund.com

Information

Founded:
2007 - ticker symbol AISHX

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Basic Info

Founded: 2007 - ticker symbol AISHX

Detailed Info

Website: http://www.SharedValuesFund.com

Company Overview: The American-Israeli Shared Values Capital Appreciation Fund (ticker AISHX) is the no-load mutual fund founded on the desire to support the State of Israel and provide long-term capital appreciation to investors.

The Fund provides investors with a vehicle to invest in the dynamic Israeli economy and rewards U.S. companies that do business in Israel.

The people of the United States and Israel have a long history of shared values. Americans and Israelis value democracy, entrepreneurship,... (read more)

Mission: In addition, the Advisor to the Fund, AmerIsrael Capital Management, LLC, will donate 7% of it annual income, or a minimum of $5,000 per year to charities, educational and research institutions in Israel.

In 2009, the Advisor made donations to the Jewish National Fund (JNF), The Weizmann Institute of Science, Magen David Adom, Friends of the Israel Defense Forces, and The Hebrew University.

*All of AmerIsrael Capital Management's charitable contributions are made with the portfolio manager's personal funds. The contributions do not come out of the mutual fund or from you, the Fund shareholder.

Products: Link to the Fund on Morningstar:

http://quote.morningstar.com/fund/f.aspx?t=aishx

The Fund is available for purchase directly by downloading an application from the Fund's website, www.SharedValuesFund.com, or via the following mutual fund platforms:
Schwab, Fidelity, Ameriprise, E*Trade, Scottrade, or Vanguard.

AMERICAN ISRAELI SHARED VALUES FUND

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American Israeli Shared Values Fund http://www.amerisraelfund.com/
June 18 at 4:58pm · Comment · Like

American Israeli Shared Values Fund The strong and resilient Israeli economy
continues to grow.
June 18 at 4:56pm · Comment · Like

American Israeli Shared Values Fund Israel is a world leader in alternative
energy technology, medical technology, software, communications, and agricultural
technology.
June 18 at 4:56pm · Comment · Like

American Israeli Shared Values Fund Israel has the highest rate of patent
registration per capita in the world.
June 18 at 4:55pm · Comment · Like

American Israeli Shared Values Fund Warren Buffet's Berkshire Hathaway
invested $4 billion in Israel when he purchased an 80% stake in Iscar, an Israeli
manufacturer of cutting tools. It was Buffet's first-ever acquisition outside the U.S.
Buffet declared his commitment to Israel and his interest in making additional
investments in the country. "Being in...
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June 18 at 4:55pm · Comment · Like

American Israeli Shared Values Fund Israel leads the world in venture capital
as a percentage of GDP.
June 18 at 4:53pm · Comment · Like

American Israeli Shared Values Fund In 2006, foreign investment in Israel
reached $20 billion.
June 18 at 4:53pm · Comment · Like

American Israeli Shared Values Fund Israel has an incredibly educated work
force: One in eight Israelis holds an advanced degree. Israel has the highest
number of scientists and technicians per capita in the world.
June 18 at 4:53pm · Comment · Like

American Israeli Shared Values Fund Israel has more companies listed on
NASDAQ and the New York Stock Exchange than any other foreign country except
Canada.
June 18 at 4:52pm · Comment · Like

American Israeli Shared Values Fund Israel has the highest rate of start-up
companies in the world.
June 18 at 4:52pm · Comment · Like

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The mutual fund that invests in
Israel

www.SharedValuesFund.com

Information

Founded:
2007 - ticker symbol AISHX

21 People Like This

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